UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SharpSpring, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

820054104

(CUSIP Number)

Richard A. Carlson

Chief Executive Officer

SharpSpring, Inc.

550 SW 2nd Avenue,

Gainesville, FL 32601

Telephone: 877-705-9362

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), § 240.13d-1(f) or § 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784589 10 3

1	NAMES OF REPORTING PERSONS Richard A. Carlson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 658,370[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 658,370[1]
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,370[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%[2]
14	TYPE OF REPORTING PERSON IN

1.	Comprised of 539,828 shares of Issuer Common and 118,542 shares of Issuer Common Stock the Reporting Person has the right to acquire beneficial ownership of within sixty days of the date of this statement.

2.	Based on 8,358,475 shares of the issuer’s common stock outstanding as of November 10, 2016, as disclosed in the issuer’s Form 10-Q for the quarterly period ending September 30, 2016 filed on November 14, 2016.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Issuer Common Stock”), of SharpSpring, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 550 SW 2nd Avenue, Gainesville, FL 32601.

Item 2. Identity and Background

(a) The name of the persons filing this statement is Richard A. Carlson (the “Reporting Person”).

(b) The business address and the telephone number for the Reporting Person is 550 SW 2nd Avenue, Gainesville, FL 32601, (877)-705-9362

(c) The Reporting Person is the Chief Executive Officer, President and a member of the Board of Directors of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

On August 12, 2014, the Issuer and RCTW, LLC f/k/a SharpSpring, LLC (“RCTW”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), pursuant to which the Issuer purchased and assumed from the RCTW substantially all the assets and certain specified liabilities of the RCTW. The Reporting Person was the President of, and an equity holder (“Unitholder”) of, RCTW. Pursuant to the Asset Purchase Agreement, the Issuer was to pay the RCTW an earn-out payment consisting of (a) up to $6,000,000 in cash (the “Cash Earn-Out”) and (b) up to $4,000,000 in Issuer Common Stock (the “Stock Earn-Out”), each amount subject to adjustment, and subject to the terms and conditions described in the Asset Purchase Agreement. The Issuer and RCTW subsequently amended the Stock Earn-Out, which increased the Stock Earn-Out to an aggregate of $7,000,000 paid in two installments as follows:

On May 21, 2015, pursuant to a Subscription Agreement between the Issuer and the Reporting Person (the “Subscription Agreement”), the Issuer issued 545,455 shares of Issuer Common Stock to RCTW (the “First Issuance”) at a price of $5.50 per share, for an aggregate value of $3,000,000.

On March 15, 2016, the Issuer entered into an Extension Agreement with the RCTW (the “Extension Agreement”), to extend the payment date of the balance of the Stock Earn-Out that was due and payable to RCTW under the Asset Purchase Agreement. The Extension Agreement, provided, among other things, that the Issuer may delay payment of the balance of the Stock Earn-Out (the “Second Issuance”) until after the date of the Issuer’s 2016 annual meeting of stockholders for the purpose, among other things, of obtaining the stockholders’ approval permitting the Second Issuance, so long as such meeting occurred on or before May 27, 2016. On May 17, 2016, the Issuer held its 2016 annual meeting of the stockholders and obtained the stockholders’ approval for the Second Issuance.

On or about May 27, 2016, RCTW distributed to its Unitholders 545,455 shares of Issuer Common Stock (the “First Distribution”) it had received from the First Issuance.

On or about June 3, 2016, the Issuer issued 1,039,636 shares of Issuer Common Stock directly to the Unitholders (the “Second Distribution”) in satisfaction of the Second Issuance at a price of $3.85 per share, for an aggregate value of $4,000,000. As of June 4, 2016, RCTW owned no further shares of Issuer Common Stock. As a result of the First Distribution and the Second Distribution, the Reporting Person acquired 539,828 shares of Issuer Common Stock.

Additionally, the Reporting Person was granted options to purchase 310,000 shares of Issuer Common Stock (the “Options”) in connection with the Reporting Person’s employment with the Issuer; and the Reporting Person has the right to acquire beneficial ownership of 118,542 shares of Issuer Common Stock within sixty days of the date of this statement through the exercise of these options (the “Vested Options”).

The descriptions of the Asset Purchase Agreement, Subscription Agreement and Extension Agreement contained herein are not complete and are qualified in their entirety by reference to the full text of each of the Asset Purchase Agreement, Subscription Agreement and Extension Agreement, copies of which are attached hereto as Exhibit 1, 2 and 3, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction

The description in Item 3 is incorporated herein by reference to answer this Item 4.

At the date of this statement, the Reporting Person, except as set forth in this statement, does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer or to fill any existing vacancies on the board; other than as described in the Issuer’s Current Report on Form 8–K filed on December 23, 2016;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Person reserves the right to take any action enumerated above that he considers to be in the best interests of the Issuer in his role as the Chief Executive Officer, President and a member of the Board of Directors of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of 658,370 shares of Issuer Common Stock, which constitutes approximately 7.9% of the issued and outstanding shares of Issuer Common Stock. This ownership percentage is based upon 8,358,475 shares of the issuer’s common stock outstanding as of November 10, 2016, as disclosed in the issuer’s Form 10-Q for the quarterly period ending September 30, 2016 filed on November 14, 2016. The Reporting Person’s beneficial ownership is comprised of 539,828 shares of Issuer Common Stock held by the Reporting Person and 118,542 shares of Issuer Common Stock the Reporting Person has the right to acquire beneficial ownership of within sixty days of the date of this statement through the exercise of the Vested Options described in Item 3.

(b) The Reporting Person has the sole power (and no shared power) to vote or dispose of or direct the disposition of the Reporting Person’s Issuer Common Stock.

(c) Other than in connection with the periodic vesting of Options, the Reporting Person has not effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, which descriptions are incorporated herein by reference in answer to this Item 6, and the agreements incorporated therein by reference and set forth as exhibits hereto, the Reporting Person has no contracts, arrangements or understandings with any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1	Asset Purchase Agreement between SharpSpring, LLC and SMTP, Inc., dated as of August 12, 2014 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8–K filed on August 15, 2014).

2	Subscription Agreement between RCTW, LLC and SMTP, Inc., dated as of May 18, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8–K filed on May 21, 2015).

3	Extension Agreement, dated March 15, 2016, by and between SharpSpring, LLC and RCTW, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8–K filed on March 17, 2016).

4	Description of any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer or to fill any existing vacancies on the board (incorporated by reference to the Issuer’s Current Report on Form 8–K filed on December 23, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Richard A. Carlson
Richard A. Carlson

Dated: January 17, 2017